SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D

INFORMATION TP BE INCLUDED IN STATEMENTS FILED
PURSUANT TO RULE 13d-1(a)
AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)
UNDER THE SECURITIES EXCHANGE ACT OF 1934

SPANISH BROADCASTING SYSTEMS, INC.
(Name of Issuer)

Class A Class A Common Stock, Par Value $0.0001 per share
(Title of Class of Securities)

846425882
(CUSIP Number)

David Tomasello
Attiva Capital Partners LTD
275 Madison Avenue, 4th Floor
New York, New York, 10016
Telephone: (917) 595-0786 / (408) 834-4341
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 29, 2011
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 846425882	SCHEDULE 13D

1	NAME OF REPORTING PERSON
S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

COMPLEJO METALURGICO DE CUMANA – VENEZUELA (“COMMETASA”)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(E)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

VENEZUELA

	7	SOLE VOTING POWER

NUMBER OF		1,906 (equal to 0.046% of the share capital)
SHARES
BENEFICIALLY	8	SHARED VOTING POWER
OWNED
BY EACH		0
REPORTING
PERSON WITH	9	SOLE DISPOSITIVE POWER

		1,906 (equal to 0.046% of the share capital)

	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,906 shares out of 387,691 aggregate shares collectively owned by all the Reporting Persons (as hereafter defined).

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

0.046% of the aggregate 9.30% interest collectively held by the Reporting Persons.

14	TYPE OF REPORTING PERSON

CO

CUSIP NO. 846425882	SCHEDULE 13D

1	NAME OF REPORTING PERSON
S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

ATTIVA CAPITAL PARTNERS LTD

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(E)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

BVI

	7	SOLE VOTING POWER

NUMBER OF		4,179 shares (equal to 0.10% of the share capital)
SHARES
BENEFICIALLY	8	SHARED VOTING POWER
OWNED
BY EACH		0 SHARES
REPORTING
PERSON WITH	9	SOLE DISPOSITIVE POWER

		4,179 shares (equal to 0.10% of the share capital)

	10	SHARED DISPOSITIVE POWER

		0 SHARES

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,179 shares out of 387,691 aggregate shares collectively owned by all the Reporting Persons.

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

0.10 % of the aggregate 9.30% interest collectively held by the Reporting Persons.

14	TYPE OF REPORTING PERSON

PN

CUSIP NO. 846425882	SCHEDULE 13D

1	NAME OF REPORTING PERSON
S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

ANTONIO TOMASELLO

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(E)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

ITALY

	7	SOLE VOTING POWER

NUMBER OF		371,501 (equal to 8.915% of the share capital)
SHARES
BENEFICIALLY	8	SHARED VOTING POWER
OWNED
BY EACH		0
REPORTING
PERSON WITH	9	SOLE DISPOSITIVE POWER

		371,501 shares (equal to 8.915% of the share capital)

	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

371,501 shares out of 387,691 aggregate shares collectively owned by all the Reporting Persons

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

8,915 % of the aggregate 9,30 % interest collectively held by the Reporting Persons.

14	TYPE OF REPORTING PERSON

IN

CUSIP NO. 846425882	SCHEDULE 13D

1	NAME OF REPORTING PERSON
S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

DAVID TOMASELLO

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(E)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

VENEZUELA

	7	SOLE VOTING POWER

NUMBER OF		10,105 (equal to 0.242 % of the share capital)
SHARES
BENEFICIALLY	8	SHARED VOTING POWER
OWNED
BY EACH		0
REPORTING
PERSON WITH	9	SOLE DISPOSITIVE POWER

		10,105 (equal to 0.242% of the share capital)

	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

10,105 shares out of 387,691 aggregate shares collectively owned by all the Reporting Persons

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

0.242 % of the aggregate 9.30 % interest collectively held by the Reporting Persons.

14	TYPE OF REPORTING PERSON

IN

United States
Securities and Exchange Commission

Schedule 13D

Item 1.  Security and Issuer

This statement relates to the Class A Class A Common Stock, with $.0001 par value per share (the “Class A Class A Common Stock”), issued by Spanish Broadcasting Systems, Inc. (the “Company”), whose principal executive offices are located at 2601 South Bayshore Drive, PH II, Coconut Grove, Florida 33133

Item 2.  Identity and Background

(a)	Commetasa (“Commetasa Reporting Person”)	Attiva Capital Partners LTD (hereinafter referred to as the “Attiva Reporting Person”)	Antonio Tomasello (“Antonio Tomasello Reporting Person”)	David Tomasello (“David Tomasello Reporting Person”) and together with the Attiva Reporting Person, The Commetasa Reporting Person, the Antonio Tomasello Reporting Person, the “Reporting Persons”
(b)
The purpose of business of Commetasa Reporting Person is carrying out heavy metal work in Venezuela.  The Commetasa Reporting person is a privately held corporation, incorporated under the law of Venezuela.

The purpose of business of Attiva Reporting Person is financial investing. The Attiva Reporting Person is a Limited Partnership incorporated under the laws of the British Virgin Island.  The members of the Attiva Reporting Person are David Tomasello and Gonzalo Mendoza.  David Tomasello is the managing partner of the Attiva Reporting Person
			Avenida Cristobal Colon Residencias Vista Azul, Penthouse A, Cumana, Estado Sucre 6101 Venezuela	Avenida Cristobal Colon, Edificio Flavesa, Cumana — Estado Sucre, Venezuela
(c)	The address(es) of principal business and principal offices of business of the Commetasa Reporting Person is: Zona Industrial el Peсon Av. Principal, Cumana, Edo. Sucre, Venezuela	The address(es) of principal business and principal offices of business of the Attiva Reporting Person is: 275 Madison Avenue, 4th Floor, New York, NY 10016	President, Metalinvest, S.A., Avenida Cristobal Colon Edificio Vista Azul PH — D, Cumana, Estado Sucre 6101, Venezuela	Chairman of the Commetasa Reporting Person, Managing Partner of the Attiva Reporting Person.
(d)	None	None	None	None
(e)	None	None	None	None
(f)	Organized in Venezuela	Organized in BVI	Citizen of Italy, father of David Tomasello	Citizen of Venezuela, son of Antonio Tomasello

Item 3.  Source and Amount of Funds or Other Consideration

The Attiva Reporting Person and the Commetasa Reporting Person used working capital to make all acquisitions of Class A Common Stock currently owned by each of them, respectively.

The Antonio Tomasello Reporting Person and the David Tomasello Reporting Person used personal funds to make all acquisitions of Class A Common Stock currently owned by each of them, respectively.

Item 4.  Purpose of Transaction

The disclosures below are specifically intended to reflect information relating to clauses (a), (b), (c), (d) and (j) of Item 4 of Schedule 13D.

Each of the Reporting Persons intend to review his or its investments in the Issuer on a continuing basis and any of them may engage in discussions with management and the Board of Directors concerning the business, operations and future plans of the Issuer as he or it deems appropriate.

The Principal Reporting Person (¨Attiva Capital¨) is currently in discussions with other shareholders of SBS, which may or may not join us in future filings, on the idea that the Company should separate (¨spin-off¨) the Mega TV and Mega Films  franchises by selling its majority stake to a bigger media company that has the financial resources, the content and distribution network required to make Mega TV & Films a successful franchise in the Hispanic market in U.S. and Latin America. In particular, a potential partnership with Time Warner and/or other media conglomerates should give Mega TV a competitive advantage over Comcast-owned Telemundo and Univision-Televisa.  SBS should then use the proceeds to pay down debt, strengthen its balance sheet and eventually return some capital to its shareholders in the not so distant future. SBS should just keep a ¨strategic minority interest¨ in Mega TV and Mega Films as it builds a multi-media platform thanks to its ¨core assets¨ like radio, interactive music site,  entertainment and events division which should be the integral part of SBS operations.

We also encourage the Board to improve Corporate Governance by separating the roles of Chairman and CEO and stay true to its motto ¨the largest publicly traded Hispanic-controlled media and entertainment company in the United states¨ by running SBS as a public company and not as a ¨Raul Alarcon Company¨ as it has advertised in some radio stations.

We remain positive to the idea that recently hired Lazard (¨the banker¨) will be successful in convincing the Board and its Chairman and CEO about the right course of action as other investors in the past have not been able to do so. The banker should also convince SBS that it is in its best interest, as a ¨public company¨, to expand its Board by adding a new member that would represent the interest of minority investors (Class A Shareholders), in the same way that ¨Alarcon has championed minority ownership of the media as a guiding principle, in accordance with FCC´s historical commitment to ownership diversity¨, as SBS has expressed.

Item 5.  Interest in Securities of the Issuer

(a)
As indicated in the Form 10K/A , filed by the Company with the Securities and Exchange Commission As of April 11, 2011, there were 41,669,805 shares of Class A common stock or approximately 4,167,000 shares after the reverse stock split became effective on July 11, 2011.

(b)
As of the date of this Schedule 13D: the Attiva Reporting person owns 4,179 shares of Class A Common Stock, the Commetasa Reporting Person owns 1,906 shares of Class A Common Stock, the Antonio Tomasello Reporting Person owns 371,501 shares of Class A Common Stock and the David Tomasello Reporting Person owns 10,105 shares of Class A Common Stock. In the aggregate, this represents 387,691 shares of the Company’s Class A Common Stock, which is approximately  9.30% of the total shares of the Company’s Class A Common Stock calculated in accordance with Rule 13d-3 promulgated under the Securities Act of 1934

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

As indicated in Item 5(b), the Attiva Reporting Person has granted David Tomasello, managing partner of the Attiva Reporting Person, the sole power to vote or direct the vote of  4,179 shares of the Company’s Class A Common Stock.  The Commetasa Reporting Person has granted David Tomasello, Chairman of the Commetasa Reporting Person, the sole power to vote or direct the vote of 1,906 shares of the Company’s Class A Common Stock.  The Antonio Tomasello Reporting Person has granted David Tomasello, son of the Antonio Tomasello Reporting Person, the sole power to vote or direct the vote of 371,501 shares of the Company’s Class A Common Stock.

There are no contracts, arrangements, understandings or relationships (legal or otherwise) between or among any of the Reporting Persons and any other person with respect to any securities of the Issuer, other than those disclosed in the present filing.

Item 7.  Material to Be Filed as Exhibits.

None

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 29, 2011

/s/ David Tomasello
David Tomasello, as managing partner of Attiva Capital Partners LTD

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 29, 2011

/s/ David Tomasello
David Tomasello, as chairman of Complejo Metalurgico De Cumana – Venezuela

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 29, 2011

/s/ Antonio Tomasello
Antonio Tomasello

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 29, 2011

/s/ David Tomasello
David Tomasello